FORM 4            U.S. SECURITIES AND EXCHANGE
                         COMMISSION                          OMB
                    Washington, D.C. 20549                 APPROVAL

 Check box if no
 longer subject to
 Section 16.  Form
 4 or Form 5 obligations                        Estimated average burden
 may continue.  See                             hours per response   .5
 Instruction 1(b).


       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of
   1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1 Name and Address      2 Issuer Name and            6 Relationship of
  of Reporting            Ticker or Trading            Reporting Person
  Person                  Symbol                       to Issuer
                                                       (check all
 Ray C. Robinson, Jr.                                  applicable)
 as Trustee of the Ray    The Harper Group  HARG       X Director
 and Jo Robinson Trust                                 X 10% Owner
                        3 IRS or Social   4 Statement    Officer
 3520 Eagle Point Road    Security Number   for Month/   (give the title
 Lafayette,  CA           of Reporting      Year            below)
 94549                    Person             March, 1997    Other
                           (Voluntary)                     (specify
                           ###-##-####  5 If Amendment,      below)
                                          Date of         ________________
                                          Original (Month/
                                             Year)


                           Table I -  Non-Derivative Securities Acquired,
                                      Disposed of, or Beneficially Owned
1 Title    2 Trans-  3 Trans-  4 Secur-         5 Amount     6 Own-   7 Nature
  of Secur-  action    action    ities            of Secur-    ership   of
  ity        Date      Code      Acquired         ities Bene-  Form:    Indir-
  (Instr.              (Instr.   (A) or           ficially     Direct   ect
    3)       (Month/      8)     Disposed         Owned at     (D) or   Bene-
               Day/              of (D)           End of       Indir-   ficial
               Year)   Code  V   (Instr.          Issuer's     ect(I)   Owner-
                                  3,4,and         Fiscal       (Instr.  ship
                                    5)            Year (Instr.   4)     (Instr
                                                  3 and 4)                4)
                                     (A) or
                              Amount (D)    Price
  Common     March 28,   G     5,950  D     $22.13  1,696,997     I     As Trustee
   Stock        1996                                                    per para-
                                                                        graph 12
                                                                        of the Ray
                                                                        and Jo
                                                                        Robinson
                                                                        Trust



                           Table II - Derivative Securities Acquired, Disposed
                                      of, or Beneficially Owned (e.g., puts,
                                      calls, warrants, options, convertible
                                      securities)
1 Title of  2 Conver-  3 Trans- 4 Trans-   5 Number of  6 Date Exercisable 7 Title and  8 Price 9 Number  10 Owner-   11 Nature
  Derivative  sion or    action   action     Derivative   and Expiration     Amount of    of      of         ship of     of
  Security    Exercise   Date     Code       Securities   Date (Month/Day/   Underlying   Deriv-  Deriv-     Deriva-     Indirect
 (Instr. 3)   Price of  (Month/  (Instr. 8)  Acquired     Year)              Securities   ative   ative      tive        Bene-
              Deriva-    Day/               (A) or                          (Instr. 3     Secur-  Secur-     Secur-      ficial
              tive       Year)               Disposed of                     and 4)       ity     ities      ity:        Ownership
              Security                      (D) (Instr.                                  (Instr.  Bene-      Direct     (Instr. 4)
                                             3,4, and 5)                                  5)      ficially  (D) or
                                                                                                  Owned at   Indirect
                                                                                                  End of    (I)
                                                                                    Amount        Year      (Instr. 4)
                                   T   V                 Date     Expira-           or           (Instr.
                                                         Exer-    tion              Number        4)
                                              (A)  (D)   cisable   Date      Title  of Shares







Explanation of Responses:



                                      ___________________________   __________
                                       ** Signature of Reporting       Date
                                                 Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.